UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

EXX INC/NV/

(Name of Issuer)

Common Stock par value $.01 Class B

(Title of Class of Securities)

269282208 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

  Page 1 of 4 pages

CUSIP No. 269282208

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Werner Moehring
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization German

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 59,600
6. Shared Voting Power 0
7. Sole Dispositive Power 59,600
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,600
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 6.95%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 269282208

Page 3 of 4 pages

Item 1	(a).	Name of Issuer

EXX INC/NV/

	(b).	Address of Issuer’s Principal Executive Offices

1350 East Flamingo Road, Suite 689, Las Vegas, Nevada 89119-5263

Item 2	(a).	Name of Person Filing

Werner Moehring

	(b).	Address of Principal Business Office or, if none, Residence

Lindenbachstr. 70 70499 Stuttgart, Germany

	(c).	Citizenship

German

	(d).	Title of Class of Securities

Common Stock $.01 par value Class B

	(e).	CUSIP Number

269282208

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

CUSIP No. 269282208

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Item 4.	Ownership.

	(a)	Amount beneficially owned: 59,600 shares

	(b)	Percent of class: 6.95%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 59,600 shares

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 59,600 shares

		(iv)	Shared power to dispose or to direct the disposition of: 0

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 09, 2007

/s/ Werner Moehring

(Signature)

Werner Moehring

(Name/Title)